Mail Stop 4561

November 26, 2007

Via U.S. Mail and Facsimile 864.239.5824

Mr. Stephen B. Waters
Vice President, NPI Equity Investments, Inc.
National Property Investors 4
55 Beattie Place
PO Box 1089
Greenville, SC 29602

> **Re: National Property Investors 4**
> **Form 10-KSB for the fiscal year ended December 31, 2006**
> **File No. 000-10412**

Dear Mr. Waters:

        We have reviewed your response letter dated October 9, 2007 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2006

General

1.   We note your responses to comments one and two from our letter dated
        September 25, 2007. Unless neither the managing general partner, nor its
        affiliates, is reasonably likely to fund cash flow deficits or provide financial
        assistance either directly or indirectly to the Partnership and you make a
        representation to this effect in your filing, the filing should be amended to include
        the audited balance sheet for the managing general partner.

Exhibits 31.1 and 31.2

2.   Please amend your filing and include your certifications as exhibits to this Form
        10-KSB.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please submit a response letter on EDGAR
that keys your response to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your response to our comments.

        You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the
undersigned at 202.551.3498 if you have questions regarding the comments on the
financial statements and related matters.

                                        Sincerely,

                                        Linda van Doorn
                                        Senior Assistant Chief Accountant